Pricing Supplement No. 7 dated September 17, 2013	Filed under Rule 424(b)(2)
(to Prospectus dated November 21, 2011	File No. 333-178087
and Prospectus Supplement dated January 24, 2012)

SLM Corporation
Medium Term Notes, Series A
Due 9 Months or Longer From the Date of Issue

Principal Amount: $1,250,000,000	Floating Rate Notes: ☐		Fixed Rate Notes: ☒
Original Issue Date: September 20, 2013	Closing Date: September 20, 2013		CUSIP Number: 78442FER5
Maturity Date: January 15, 2019	Option to Extend Maturity: If Yes, Final Maturity Date:	☒ No ☐ Yes	Specified Currency: U.S. Dollars

Redeemable in whole or in part at the option of the Company:	☐ No	Redemption Price:	See “Additional Terms of the Notes – Optional Redemption.”
	☒ Yes	Redemption Dates:	At any time as described in “Additional Terms of the Notes – Optional Redemption.”
Repayment at the option of the Holder:	☒ No	Repayment Price:	Not Applicable.
	☐ Yes	Repayment Dates:	Not Applicable.
Repurchase Upon a Change of Control Triggering	☐ No
☒ Yes

Applicable to Fixed Rate Notes Only:
Interest Rate: 5.50%	Interest Payment Dates:	Each January 15 and July 15 during the term of the Notes, unless earlier redeemed, beginning January 15, 2014, subject to adjustment in accordance with the following business day convention.
Interest Accrual Method: 30/360.	Interest Periods:
From and including the Closing Date or each January 15 and July 15 thereafter, as the case may be, to and including the next succeeding January 14 and July 14, as the case may be, unless earlier redeemed, with no adjustment to period end dates for accrual purposes.

Joint Book-Running Managers

BofA Merrill Lynch	Deutsche Bank Securities	J.P. Morgan

Co-Managers

Barclays	Credit Suisse	Goldman Sachs & Co.	RBC Capital Markets	RBS

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September 17, 2013

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
5.50% Medium Term Notes, Series A, due January 15, 2019	$1,250,000,000	$170,500

Business Day Convention:	Following Business Day. Unadjusted.
Form:	Book-entry.
Denominations:	$2,000 minimum and integral multiples of $1,000 in excess thereof.
Trustee:
The Bank of New York Mellon, as successor trustee by virtue of a transfer of all or substantially all of the corporate trust business assets of JPMorgan Chase Bank, National Association, formerly known as JPMorgan Chase Bank and The Chase Manhattan Bank.

Agents:	The following agents are acting as underwriters in connection with this issuance.

Agents	Principal Amount of Notes
Deutsche Bank Securities Inc.	$ 333,333,000
J.P. Morgan Securities LLC	333,333,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated	333,334,000
Barclays Capital Inc.	50,000,000
Credit Suisse Securities (USA) LLC	50,000,000
Goldman Sachs & Co.	50,000,000
RBC Capital Markets, LLC	50,000,000
RBS Securities Inc.	50,000,000
Total	$1,250,000,000

Issue Price:	98.877%
Agents’ Commission:	1.00% (100 bps)
Net Proceeds:	$1,223,462,500
Concession:	0.60% (60 bps)
Reallowance:	0.25% (25 bps)
CUSIP Number:	78442FER5
ISIN Number:	US78442FER55
Common Code:	092890295

An affiliate of one of the underwriters has entered into a swap transaction in connection with the Notes and may receive compensation for that transaction.
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Obligations of SLM Corporation and any subsidiary of SLM Corporation are not guaranteed by the full faith and credit of the United States of America. Neither SLM Corporation nor any subsidiary of SLM Corporation is a government-sponsored enterprise or an instrumentality of the United States of America.

Additional Terms Of The Notes

Optional Redemption

The notes will be redeemable as a whole or in part, at the option of the Company at any time, at a redemption price equal to the greater of (i) 100% of the principal amount of such notes and (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon (exclusive of interest accrued to the date of redemption) discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 50 basis points, plus in each case accrued interest thereon to the date of redemption.

"Treasury Rate" means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity or interpolated (on a day count basis) of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

"Comparable Treasury Issue" means the United States Treasury security or securities selected by an Independent Investment Banker as having an actual or interpolated maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of a comparable maturity to the remaining term of such notes.

"Independent Investment Banker" means one of the Reference Treasury Dealers appointed by the Trustee after consultation with the Company.

"Comparable Treasury Price" means, with respect to any redemption date, (A) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (B) if the Trustee obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such quotations.

"Reference Treasury Dealer" means each of Deutsche Bank Securities Inc., J.P. Morgan Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated plus two others or their affiliates which are primary U.S. Government securities dealers, and their respective successors; provided, however, that if any of the foregoing or their affiliates shall cease to be a primary U.S. Government securities dealer in The City of New York (a “Primary Treasury Dealer"), the Company shall substitute therefor another Primary Treasury Dealer.

"Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer at 3:30 p.m. New York time on the third business day preceding such redemption date.

Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of notes to be redeemed.

Unless the Company defaults in payment of the redemption price, on and after the redemption date interest will cease to accrue on the notes or portions thereof called for redemption.

Repurchase Upon a Change of Control

If a Change of Control Triggering Event occurs, unless we have exercised our right, if any, to redeem the notes in full, we will offer (the "Change of Control Offer") to repurchase any and all of each noteholder’s notes (equal to $2,000 or an integral multiple of $1,000 above that amount) at a repurchase price in cash equal to 101% of the aggregate principal amount of the notes repurchased plus accrued and unpaid interest, if any, thereon, to the date of repurchase (the "Change of Control Payment"). Within 30 days following any Change of Control Triggering Event, we will be required to mail a notice to noteholders, with a copy to the trustee, describing the transaction or transactions that constitute the Change of Control Triggering Event and offering to repurchase the notes on the date specified in the notice, which date will be no less than 30 days and no more than 60 days from the date such notice is mailed (the "Change of Control Payment Date"), pursuant to the procedures described in such notice.

We must comply with the requirements of Rule 14e-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the notes as a result of a Change of Control Triggering Event. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control repurchase provisions of the notes, we will be required to comply with the applicable securities laws and regulations and will not be deemed to have breached our obligations under the Change of Control repurchase provisions of the notes by virtue of such conflicts.

We will not be required to offer to repurchase the notes upon the occurrence of a Change of Control Triggering Event if a third party makes such an offer in the manner, at the times and otherwise in compliance with the requirements for an offer made by us and the third party repurchases on the applicable date all notes properly tendered and not withdrawn under its offer; provided that for all purposes of the notes and the indenture governing the notes, a failure by such third party to comply with the requirements of such offer and to complete such offer shall be treated as a failure by us to comply with our obligations to offer to purchase the notes unless we promptly make an offer to repurchase the notes at 101% of the principal amount thereof plus accrued and unpaid interest, if any, thereon, to the date of repurchase, which shall be no later than 30 days after the third party’s scheduled Change of Control Payment Date.

On the Change of Control Payment Date, we will be required, to the extent lawful, to:

•	accept or cause a third party to accept for payment all notes or portions of notes properly tendered pursuant to the Change of Control Offer;

•	deposit or cause a third party to deposit with the paying agent an amount equal to the Change of Control Payment in respect of all notes or portions of notes properly tendered; and

•	deliver or cause to be delivered to the trustee the notes properly accepted, together with an officer’s certificate stating the principal amount of notes or portions of notes being purchased.

The definition of Change of Control includes a phrase relating to the direct or indirect sale, lease, transfer, conveyance or other disposition of "all or substantially all" of the properties or assets of SLM Corporation and its subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase "substantially all," there is no precise, established definition of the phrase under applicable law. Accordingly, the applicability of the requirement that we offer to repurchase the notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of SLM Corporation and its subsidiaries taken as a whole to another Person (as defined in the indenture governing the notes) or group may be uncertain.

Additionally, we will not execute any supplemental indenture that would make any change in the terms and conditions of this issuance of notes described above that would adversely affect the rights of any holder of such notes without the written consent of the holders of a majority in principal amount of the outstanding notes described above.

For purposes of the foregoing discussion of the applicable Change of Control provisions, the following definitions are applicable:

"Ratings Downgrade Event" means, on any date during the Trigger Period, the Notes being downgraded by at least one modifier (a modifier being plus, neutral or minus for S&P or Fitch, 1, 2 or 3 for Moody’s and a similar modifier by any other Rating Agency) by any two of the three Rating Agencies from the rating on the Notes by each such Rating Agency on the date prior to the first day of the Trigger Period; provided that no Ratings Downgrade Event shall be deemed to occur, if either (i) the rating on the Notes by each Rating Agency that downgraded its rating is an Investment Grade Rating after the downgrade or (ii) in respect of a particular Change of Control, the Rating Agency or Agencies (as applicable) that downgraded the Notes announce or confirm or inform the Trustee in writing that the reduction was not the result, in whole or in part, of any event or circumstance comprised of, or arising as a result of, or in respect of, the applicable Change of Control.

"Change of Control" means the occurrence of any of the following: (1) direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of SLM Corporation and its subsidiaries taken as a whole to any "person" (as that term is used in Section 13(d)(3) of the Exchange Act) other than to SLM Corporation or one of its subsidiaries; (2) the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any "person" (as that term is used in Section 13(d)(3) of the Exchange Act) other than SLM Corporation or one of its subsidiaries becomes the beneficial owner, directly or indirectly, of more than 50% of the then-outstanding number of shares of SLM Corporation’s voting stock; (3) SLM Corporation consolidates with, or merges with or into, any "person" (as that term is used in Section 13(d)(3) of the Exchange Act), or any "person" (as that term is used in Section 13(d)(3) of the Exchange Act) consolidates with, or merges with or into, SLM Corporation, in any such event pursuant to a transaction in which any of the outstanding voting stock of SLM Corporation or such other "person" (as that term is used in Section 13(d)(3) of the Exchange Act) is converted into or exchanged for cash, securities or other property, other than any such transaction where the shares of the voting stock of SLM Corporation outstanding immediately prior to such transaction constitute, or are converted into or exchanged for, a majority of the voting stock of the surviving "person" (as that term is used in Section 13(d)(3) of the Exchange Act) immediately after giving effect to such transaction; (4) the first day on which a majority of the members of SLM Corporation’s Board of Directors are not Continuing Directors; or (5) the adoption of a plan relating to the liquidation or dissolution of SLM Corporation; provided, however, that a transaction will not be deemed to involve a Change of Control if (A) we become a wholly owned subsidiary of a holding company and (B) the holders of the voting stock of such holding company immediately following that transaction are substantially the same as the holders of SLM Corporation’s voting stock immediately prior to that transaction. For purposes of this definition, "voting stock" means capital stock of any class or kind the holders of which are ordinarily, in the absence of contingencies, entitled to vote for the election of directors (or persons performing similar functions) of SLM Corporation, even if the right to vote has been suspended by the happening of such a contingency.

“Change of Control Triggering Event” means the occurrence of both (i) a Change of Control and (ii) a Ratings Downgrade Event.

"Continuing Directors" means, as of any date of determination, any member of the Board of Directors of SLM Corporation who (1) was a member of the Board of Directors of SLM Corporation on the date of the issuance of the notes; or (2) was nominated for election or elected to the Board of Directors of SLM Corporation with the approval of a majority of the Continuing Directors who were members of such Board of Directors of SLM Corporation at the time of such nomination or election (either by specific vote or by approval of SLM Corporation’s proxy statement in which such member was named as a nominee for election as a director).

"Fitch" means Fitch, Inc., also known as Fitch Ratings.

"Investment Grade Rating" means a rating by Moody’s equal to or higher than Baa3 (or the equivalent under a successor rating category of Moody’s), a rating by S&P equal to or higher than BBB- (or the equivalent under any successor rating category of S&P), a rating by Fitch equal to or higher than BBB- (or the equivalent under any successor rating category of Fitch), and the equivalent investment grade credit rating from any replacement rating agency or rating agencies selected by us under the circumstances permitting us to select a replacement agency and in the manner for selecting a replacement agency, in each case as set forth in the definition of "Rating Agencies".

"Moody’s" means Moody’s Investors Service, Inc.

"Rating Agencies" means (1) Moody’s, S&P and Fitch; and (2) if any or all of Moody’s, S&P or Fitch ceases to rate the notes or fails to make a rating of the notes publicly available for reasons outside of our control, a "nationally recognized statistical rating organization" within the meaning of Rule 15c3-1(c)(2)(vi)(F) under the Exchange Act, that we select (pursuant to a resolution of the SLM Corporation Board of Directors) as a replacement agency for any of Moody’s, S&P or Fitch, or all of them, as the case may be.

"S&P" means Standard & Poor’s Ratings Services, a Standard & Poor’s Financial Services LLC business.

"Trigger Period" means the period commencing one day prior to the first public announcement by SLM Corporation of a Change of Control or an arrangement that could result in a Change of Control and ending 60 days following consummation of the Change of Control (which period will be extended following consummation of a Change of Control for so long as the rating of the Notes is under announced consideration for possible downgrade by any of the Rating Agencies as the result, in whole or in part, of any event or circumstance comprised of, or arising as a result of, or in respect of, the applicable Change of Control).

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Strategic Plan to Create Separate Education Loan Management and Consumer Banking Companies

On May 29, 2013, our Board of Directors authorized a plan to pursue the separation of the Company’s existing businesses into two, separate, publicly traded entities—an education loan management business and a consumer banking business. Following the separation, the notes, together with the Company’s other senior indebtedness, are expected to be obligations of the entity operating the education loan management business.

The completion of the separation will be subject to certain customary conditions, including final approval by the Company’s Board of Directors, confirmation of the tax-free nature of the separation and the effectiveness of any registration statement that will be filed with the SEC. Subject to the satisfaction of all necessary conditions, including the conditions described above, the separation is currently anticipated to occur in the first half of 2014. There can be no assurance that the separation will ultimately occur or that the terms, asset and liability allocations and timing will be the same as the Company currently expects.

As a result of the proposed separation, the rating agencies have taken certain negative ratings actions with regard to the Company, including, in one instance, the lowering of the Company’s senior unsecured long-term credit rating to below investment grade level with negative implications and with respect to certain other rating agencies, placing the senior unsecured long-term credit ratings on negative watch. The Company’s senior unsecured long-term credit rating had already been rated below investment grade level by one agency. There can be no assurance that the Company’s credit ratings will not be reduced further or reduced by other rating agencies at the conclusion of their credit review.  There can be no assurance as to the ratings, if any, of the new entities or holding companies if the separation occurs as currently contemplated.

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Other Relationships

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, financial advisory, investment banking and other commercial dealings in the ordinary course of business with us, or our affiliates, including acting as lenders under various loan facilities. They have received, and may in the future receive, customary fees and commissions for these transactions.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. If any of the underwriters or their affiliates has a lending relationship with us, certain of those underwriters or their affiliates routinely hedge, and certain other of those underwriters or their affiliates may hedge, their credit exposure to us consistent with their customary risk management policies. Typically, such underwriters and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities, including potentially the notes offered hereby. Any such credit default swaps or short positions could adversely affect future trading prices of the notes offered hereby. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

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We have not authorized anyone to provide any information other than that contained or incorporated by reference in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you.

SLM Corporation